

August 10, 2012

Via E-mail
Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-13245**

Dear Mr. Dealy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Reserve Quantity Information, page 120

1. We note that you have provided disclosure regarding changes in the net quantities of your proved reserves pursuant to FASB ASC 932-235-50. However, it does not appear that this disclosure is accompanied by explanatory disclosure regarding significant changes that occurred during the periods for which this information is presented. Please tell us how you considered providing explanatory information as part of this disclosure. Refer to FASB ASC 932-235-50-5.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 125

2. We note that your disclosure of changes in standardized discounted cash flows includes an adjustment for "changes in production rates, timing and other." Please provide us with a description of the nature of this adjustment and tell us how you considered providing additional explanatory disclosure in your filing. Refer to FASB ASC 932-235-50-35 and 932-235-50-36.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief